AP
7/23

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 0 2009
DIVISION OF MARKET REGULATION

09041912

UNI
SECURITIES AND
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athena Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4811 W. Beachway Drive
(No. and Street)

Tampa (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire (813) 340-4883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, PA
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400 (Address) Clearwater (City) FL (State) 33762 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Athena Capital Partners, Inc., as of February 12, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations & Principal Manager

Title

Notary Public

Notary Public State of Florida
Rhonda F Winkle
My Commission DD778036
Expires 06/04/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATHENA CAPITAL PARTNERS, INC.

Contents

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

Jack W. Kirkland, Jr.
Andrew J. Russ
Bruce H. Murphy
William G. Tapp
Paul C. Dunham
Steven W. Grove
Daniel J. Johnson
Cindy Alvear Mull
Laura Krueger Brock
Linda S. Harding

A Professional Association

Independent Auditors' Report

To the Stockholder
Athena Capital Partners, Inc.:

We have audited the statement of financial condition of Athena Capital Partners, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Athena Capital Partners, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp, P.A.

February 20, 2009
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

ATHENA CAPITAL PARTNERS, INC.

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	32,832
Accounts receivable, net		89,628
Equipment, net		4,145
Other assets		223
	$	126,828

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,573
Total liabilities		3,573
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		156,679
Accumulated Deficit		(34,424)
Total stockholder's equity		123,255
	$	126,828

The accompanying notes are an integral part of these financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Income

For the Year Ended December 31, 2008

Revenue:	
Commission	$ 115,983
Consulting	345,835
Total revenues	461,818
Operating expenses:	
Payroll expenses	171,306
Professional fees	42,939
Bad debts	68,419
Marketing	5,587
Application fees	2,840
Insurance	962
Office expense	30,717
Dues and subscriptions	5,950
Meals and entertainment	3,811
Licenses and taxes	1,280
Charitable contributions	500
Depreciation	1,195
Total operating expenses	335,506
Operating income	126,312
Other income	705
Net income	$ 127,017

The accompanying notes are an integral part of these financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2008

	Common Stock			Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares		Amount			
Balances, December 31, 2007	1,000	$	1,000	136,679	(46,416)	91,263
Capital contributions	-		-	20,000	-	20,000
Distributions	-		-	-	(115,025)	(115,025)
Net income	-		-	-	127,017	127,017
Balances, December 31, 2008	1,000	$	1,000	156,679	(34,424)	123,255

The accompanying notes are an integral part of these financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	127,017
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,195
Provision for uncollectible accounts		14,571
Change in assets and liabilities:		
Accounts receivable		(104,199)
Due from affiliates		59,475
Other assets		829
Accounts payable and accrued expenses		2,634
Net cash provided by operating activities		101,522
Cash flows used in investing activities:		
Purchase of equipment		(3,928)
Cash flows from financing activities:		
Capital contributions		20,000
Distributions		(115,025)
Repayments from stockholder		11,191
Net cash used in financing activities		(83,834)
Increase in cash and cash equivalents		13,760
Cash and cash equivalents, beginning of year		19,072
Cash and cash equivalents, end of year	$	32,832

The accompanying notes are an integral part of these financial statements.

(1) Organization and Business

Athena Capital Partners, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) which was created in 2007 through the consolidation of National Association of Securities Dealers (NASD) and the member regulation enforcement and arbitration functions of the New York Stock Exchange. The Company is a Florida corporation, incorporated on January 9, 2001.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Accounts are charged to the allowance as they are deemed uncollectible based upon a periodic review of the accounts. As of December 31, 2008, allowance for doubtful accounts was $14,571.

(c) Revenue Recognition

The Company recognizes revenue from commissions and fees it earns upon the completion of its responsibilities related to the transaction. Consulting revenues are recognized as related services are provided.

(d) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying financial statements include the allowance for doubtful accounts provision.

(e) Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the stockholder on his individual income tax return.

(2) **Summary of Significant Accounting Policies - Continued**

(f) **Equipment**

Equipment is stated at cost. Depreciation is recorded for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets, which is 3 years. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed when incurred. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts, with the resulting gain or loss recorded in earnings.

Assets are reviewed annually for impairment. As of December 31, 2008, there was no impairment.

(3) **Concentration of Credit Risk and Major Customer Information**

The Company maintains its cash accounts with a banking institution. The total cash balances do not generally exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral or other security to support customer receivables.

For the year ended December 31, 2008, the Company's two largest customers, collectively, contributed approximately 59% of total revenue.

(4) **Equipment, Net**

As of December 31, 2008, equipment, net consisted of the following:

Equipment	$	5,693
Less accumulated depreciation		(1,548)
Equipment, net	$	4,145

Depreciation expense for the year ending December 31, 2008 was $1,195.

(5) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2008, the Company had regulatory net capital and a regulatory net capital requirement of $29,259 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .12 to 1.

ATHENA CAPITAL PARTNERS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net capital:		
Total stockholders' equity	$	123,255
Deductions:		
Accounts receivable, net		(89,628)
Equipment, net		(4,145)
Other assets		(223)
Net capital	$	29,259
Aggregate indebtedness:		
Total aggregate indebtedness - accounts payable and accrued expenses	$	3,573
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	238
Minimum net capital required	$	5,000
Excess net capital	$	24,259
Ratio of aggregate indebtedness to net capital		0.12

See accompanying independent auditors' report.

ATHENA CAPITAL PARTNERS, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Commission

As of December 31, 2008

No material differences exist between the computation on the previous page and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing.

See accompanying independent auditors' report.

ATHENA CAPITAL PARTNERS, INC.

**Computation for Determination of Reserve Requirements
and Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission**

As of December 31, 2008

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs k(2)(i) and (k)(1) of the Rule.

See accompanying independent auditors' report.

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

Jack W. Kirkland, Jr.
Andrew J. Russ
Bruce H. Murphy
William G. Tapp
Paul C. Dunham
Steven W. Grove
Daniel J. Johnson
Cindy Alvear Mull
Laura Krueger Brock
Linda S. Harding

A Professional Association

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder
Athena Capital Partners, Inc.:

In planning and performing our audit of the financial statements of Athena Capital Partners, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, FINRA, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp PA

February 20, 2009
Clearwater, Florida